Ex-(a)(5)(ii)

Nuveen Preferred and Income 2022 Term Fund Announces Commencement of Tender Offer

NEW YORK, January 20, 2022 – Nuveen Preferred and Income 2022 Term Fund (NYSE: JPT) today commenced a tender offer. As previously announced, the fund will conduct a tender offer allowing shareholders to offer up to 100% of their shares for repurchase for cash at a price per share equal to 100% of the net asset value per share determined on the date the tender offer expires. The tender offer will expire on February 17, 2022 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

The completion of the fund’s tender offer is subject to certain conditions, including that the aggregate net assets of the fund must equal or exceed $70 million as of the expiration date of the tender offer, taking into account the amounts that would be paid to shareholders who have properly tendered their shares. If the fund’s net assets after the tender offer would be less than $70 million, the tender offer will not be completed and no common shares will be repurchased.

Additional terms and conditions of the tender offer will be set forth in the fund’s tender offer documents, which will be distributed to common shareholders.

The fund will declare its regular monthly distribution according to a modified schedule. The following dates will apply to the fund’s February monthly distribution:

Record Date	February 25, 2022
Ex-Dividend Date	February 24, 2022
Payable Date	March 1, 2022

Shareholders participating in the tender offer will not receive the February 2022 monthly distribution on tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO. Common shareholders should read the fund’s offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the fund’s tender offer. The offer to purchase and related letter of transmittal are available free of charge at the SEC’s website at www.sec.gov and from the fund by calling your financial advisor or Georgeson, LLC, the information agent for the fund’s tender offer, at (888) 658-5755.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $65 billion of assets under management across 62 CEFs as of 30 September 2021. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has over 30 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals

800-752-8700

Investors

800-257-8787

Media

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.2 trillion in assets under management as of 30 September 2021 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD-LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments;

•	the satisfaction of conditions for completing the tender offer; and

•	other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

EPS-1995441PR-E0122X

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